UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NO. 001-36538

CUSIP NUMBER 775431 208

(Check One):     ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D
☐ Form N-SAR ☐ Form N-CSR

For Period Ended:    June 30, 2017

☐     Transition Report on Form 10-K
☐    Transition Report on Form 20-F
☐     Transition Report on Form 11-K
☐     Transition Report on Form 10-Q
☐     Transition Report on Form N-SAR
For the Transition Period Ended:

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Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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Part I -- Registrant Information

Full Name of Registrant                      Roka Bioscience, Inc.

Former Name if Applicable                     Not applicable.

Address of Principal Executive Office (Street and Number)	20 Independence Blvd.

City, State and Zip Code	Warren, New Jersey 07059

Part II -- Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑
(b) The subject annual report, semi-annual report, transition report on Form10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-

Q or subsequent distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III -- Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Roka Bioscience, Inc. (the "Company") was unable to file its quarterly report on Form 10-Q for the quarter ended June 30, 2017 (the "Form 10-Q"), within the time period prescribed for such report without unreasonable effort or expense. The Company has determined there is an impairment of its long-lived asset group including its intangible asset as of June 30, 2017 and requires additional time to finalize its assessment. The Company expects to realize an impairment charge in the range of $10 million to $15 million. As a result of the impairment charge, there will be a corresponding increase in the Company's Loss from operations, Loss before income taxes and Net loss and comprehensive loss for the three and six months ended June 30, 2017 compared to the three months ended March 31, 2017 and the three and six months ended June 30, 2016. Based upon its current and projected cash flow, the Company notes there continues to be substantial doubt about its ability to continue as a going concern. This is consistent with the disclosures included in the Company's Form 10-K for the year ended December 31, 2016 and the Form 10-Q for the quarter ended March 31, 2017. See Part IV below.

Part IV -- Other Information

(1) Name and telephone number of person to contact in regard to this notification.

Lars Boesgaard, Chief Financial Officer	908-605-4626
(Name and Title)	(Area Code)(Telephone Number)

(2) Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☑ Yes        ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☑ Yes        ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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The Company expects to report an increased net loss for the three and six months ended June 30, 2017, compared to the three and six months ended June 30, 2016, primarily as a result of the impairment charge ranging between $10 million and $15 million noted in Part III above. The financial information set forth herein consists of preliminary and estimated results, which could change materially and will not be final until the Company files its unaudited financial statements in its Form 10-Q.

Roka Bioscience, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2017	By:	/s/ Lars Boesgaard
	Name:	Lars Boesgaard
	Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)